United States securities and exchange commission logo





                               August 7, 2020

       Mark Manheimer
       President and Chief Executive Officer
       NetSTREIT Corp.
       5910 N. Central Expressway
       Suite 1600
       Dallas, TX 75206

                                                        Re: NetSTREIT Corp.
                                                            Amendment No. 1 to
Form S-11
                                                            Filed August 5,
2020
                                                            File No. 333-239918

       Dear Mr. Manheimer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-11 filed August 5, 2020

       Risk Factors
       Our bylaws designate the Circuit Court for Baltimore City, Maryland, page 46

   1. We note your revised disclosure that in accordance with your bylaws, the federal district courts will be the sole
and exclusive forum for claims made under the Securities Act of
                                                        1933. Please expand
your disclosure to clarify that there is uncertainty as to whether a court would enforce
such provision and that investors cannot waive compliance with the federal securities laws
and the rules and regulations thereunder. In that regard, we note that Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits
brought to enforce any duty or liability created by the Securities Act or the rules and
regulations thereunder. We also note your disclosure here that the
 Mark Manheimer
NetSTREIT Corp.
August 7, 2020
Page 2
      provision in your bylaws that establishes the Circuit Court for Baltimore City, Maryland or the United States District Court of the District of Maryland, Northern Division as the
      exclusive forum for other claims does not cover claims made by stockholders pursuant to the securities laws of the United States, or any rules or regulations promulgated thereunder. Please revise your disclosure and your bylaws to clearly state that neither exclusive forum provision applies to claims brought under the Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to any actions under the Exchange Act. Please refer to Section 27 of the Exchange Act.

NOI and Cash NOI, page 93

2. Please revise your reconciliation to reconcile NOI and Cash NOI to the most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
        You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Manheimer
                                                           Division of
Corporation Finance
Comapany NameNetSTREIT Corp.
                                                           Office of Real
Estate & Construction
August 7, 2020 Page 2
cc:       Christina Roupas, Esq.
FirstName LastName